ATLATSA ANNOUNCES RESULTS FOR THE QUARTER & HALF YEAR ENDED JUNE 30, 2013

Atlatsa achieves best operating quarter and half year performance in past five years at Bokoni Mine with significant improvements in year-on-year Q2 and H1 operating and financial results:

  H1 PGM production increases by 28%
  H1 unit costs decrease by 10%
  Q2 cash operating profit improves by 185% to $4 million
  Restructure Plan remains on track
  Conditional approval obtained to migrate to the TSX

August 14, 2013. Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three and six months ended June 30, 2013. This release should be read together with the Company’s financial statements and Management Discussion & Analysis filed on www.atlatsaresources.co.za and www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

In commenting on the results Atlatsa’s Chief Commercial Officer, Joel Kesler, said, “The upward quarterly trend in performance at Bokoni Mine continues, with all key operating and financial metrics moving in the right direction. Our immediate goals remain re-positioning Bokoni towards the lower end of the PGM* industry cost curve and generating improved cash flows from our operations, despite what remains a challenging environment for South African PGM producers. These operational improvements, together with our improved balance sheet after implementation of the Restructure Plan, will place Bokoni and our Company in a strong position to achieve our growth strategy through to 2020”.

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Summary of operating and financial performance

Operating results		Q2 2013	Q2 2012	% Change	H1 2013	H1 2012	% Change
Tonnes milled	T	361,071	289,575	24.7	664,035	532,629	24.7
Recovered grade	g/t milled,4E	3.72**	4.08	(8.8)	3.77	3.67	2.7
4E oz produced	oz	42,901	34,098	25.8	78,944	61,897	27.5
UG2 mined to total output	%	31.8	32.5	(2.2)	33.0	32.8	0.5
Primary development	M	2,465	2,706	(8.9)	4,421	5,223	(15.3)
Capital expenditure	$m	13.2	12.7	(3.9)	25.2	19.6	(28.6)
Operating cost/tonne milled	ZAR/t	1,158	1,211	4.4	1,221	1,317	7.3
Operating cost/4E oz	ZAR/4E oz	9,743	10,285	5.3	10,264	11,363	9.7
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	0.16	1.37	88.3	0.57	1.42	60.1
Total permanent labour (mine operations)	Number	3,565	3,511	1.5	3,565	3,511	1.5
Total contractors (mine operations)	Number	1,717	1,963	(12.5)	1,717	1,963	(12.5)

Consolidated statement of comprehensive income summary
Expressed in Canadian Dollars (000’s)	Q2 2013	Q2 2012	% Change	H1 2013	H1 2012	% Change
Revenue	48,427	38,733	25	93,508	72,812	28.4
Cash operating costs***	44,405	43,499	(2.1)	88,442	87,398	(1.2)
Cash operating profit/(loss)	4,022	(4,716)	185.3	5,066	(14,586)	134.7
Operating margin	8.3%	(12.2%)	168	5.4%	(20%)	127
EBITDA****	6,816	(8,541)	179.8	24,793	(22,141)	212
Loss after tax	(13,255)	(40,412)	67.2	(17,880)	(81,679)	78.1
Non-controlling interest	(3,964)	(19,342)	79.5	(2,424)	(39,073)	93.8
Loss attributable to Atlatsa shareholders	(9,291)	(21,069)	55.9	(15,455)	(42,606)	63.7
Basic and diluted loss per share – cents	(2)	(5)	60	(4)	(10)	60

**	Includes lower-grade open cast material.
***	Cash operating costs represent all on mine production and processing costs, excluding depreciation charges.
****	EBITDA 2013 numbers includes a fair value gain on re-pricing of Atlatsa debt facility from Anglo American Platinum.

Safety

Bokoni’s LTIFR for the quarter improved to 0.16 per 200,000 hours worked; an 88.3% improvement when compared to Q2 2012.

After completion of H1 2013, on August 3, 2013 Bokoni Mine achieved 2 million fatality free shifts after 15 months of continuous operations without incident. This achievement was marred by an accident which occurred on August 6, 2013 at Bokoni’s Vertical Shaft operations, where a contract miner lost his life in a fall of ground incident.

Management at Bokoni is currently instituting remedial action in order to mitigate against the potential recurrence of this unfortunate accident.

Operational results

This quarter marks the first anniversary since the appointment of the new management team at Bokoni and a number of its on mine initiatives introduced during the past year are beginning to bear fruit, as demonstrated by the significant improvement in all key production metrics over the period.

PGM ounces produced improved by 26% and 27.5% respectively, when measured on a quarterly and half year comparative basis.

The improvement in production metrics can largely be attributed to:

  improved operating crew efficiencies, with stoping teams now achieving on average 314m²/crew, representing a 22% year-on-year improvement;

  a new productivity linked bonus incentive scheme;

  better mining flexibility through the creation of additional immediately stopable ore reserves (IMS), with one fully-equipped panel available for every two panels being mined;

  improved geological potholing management through dedicated re and sub development crews having achieved a 64% year-on-year improvement in metres developed; and

  improved support structures on the UG2 mining operations.

Primary development at the Bokoni operations has decreased year-on-year due to a deferral of UG2 expansion plans and the adoption of a new operating plan at Bokoni which extends through to 2020, as detailed in the Company’s announcement on March 27, 2013.

Open cast mining operations

During Q2 2013, open cast mining commenced at Bokoni’s Merensky operations with the initial box-cut and associated surface infrastructure being completed during the period. Mining operations are currently in the ramp-up phase with the box-cut extending east to west along strike on the Merensky reef sub-outcrop. Steady state open cast mining operations of 40,000 tpm are anticipated to be achieved during September 2013.

Production mix

Bokoni Mine’s production mix will remain at a ratio of approximately 70% Merensky to 30% UG2 reef for the foreseeable future, as UG2 expansion plans remain deferred in the medium term and open cast mining operations are carried out on only the Merensky reef horizon. At current spot PGM prices, the Merensky reef revenue basket per PGM ounce yields approximately 13% higher revenue than the UG2 basket price at Bokoni.

Financial results

Revenue

The Company’s revenue increased materially when measured on a quarterly and half year comparative basis. These increases are attributable to much improved production and sales volumes, together with an improved ZAR PGM revenue basket price achieved during the periods under review, impacted largely by the weakening of the ZAR by 16.8% relative to the US$ over the comparative quarterly period.

The ZAR PGM basket price achieved for Q2 2013 was 15.9% higher year-on-year at ZAR11,168 when compared to ZAR9,640 for Q2 2012, whilst the US$ PGM basket price decreased by 0.9% year-on-year to US$1,176 compared to US$1,186 in Q2 2012.

Operating costs

Despite increased production volumes, absolute cash operating costs over the comparative quarter and half year periods remained relatively flat, notwithstanding annual wage increases of 8% and power utility increases in excess of 25% over the same period. Cost containment was partly achieved through employee numbers remaining relatively constant, whilst contract labour decreased by 12.5% during the period under review.

ZAR per PGM ounce unit costs, representing the key operating cost efficiency measure for the Company, decreased by 9.7% to ZAR 9,743/ PGM oz over the comparative half year period.

Absolute and unit cost cutting initiatives remain a key focus at the Bokoni operations, with further reductions in unit costs anticipated from Q3 2013 onwards as a result of continued efficiency improvements, together with ramp up of the Merensky open cast mining operations.

Capital

Capital expenditure at the Bokoni operations remained relatively constant in absolute terms, with stay in business capital of $3.3 million (ZAR728/ PGM oz), remaining at approximately 8% of monthly operating expenditure. Project expansion capital remains at between ZAR20 million ($2.1 million) to ZAR25 million ($2.6 million) per month, primarily focused on the Brakfontein Merensky and Middelpunt Hill UG2 shaft and mining footprint expansions, as underground mining operations ramp up from their current level of 120,000 tpm to 160,000 tpm steady state in the medium term. During this ramp up phase the Merensky open cast operations will be used to ensure that the Bokoni concentrator plants run at their full installed processing capacity of 160,000 tpm.

Cash and available facilities

As at June 30, 2013 and the Group had unrestricted cash and equivalents of $10.7 million with available undrawn facilities on its existing loan from Anglo American Platinum of $17.4 million. Available debt facilities will increase to a maximum facility limit of ZAR1.55 billion ($165 million) on implementation of the Revised Restructure Plan.

Earnings and profitability

The improved operational and cost performance at Bokoni Mine resulted in the Company achieving a Cash operating profit of $4 million*** for the quarter under review, whilst EBITDA**** increased to $6.8 million during the same period.

The Company recognised a fair value gain of $8.8 million during the quarter, and $29.4 million for the half year, arising from the implementation of phase one of the Revised Restructure Plan, which took place on September 28, 2012. This had a positive impact on the Company’s earnings for the period.

The Company continues to incur significant finance charges (Q2 2013: $14.7 million) on its historical outstanding debt owing to Anglo American Platinum, which will continue until such time as the Revised Restructure Plan is implemented and its current attributable debt of ZAR3.67 billion ($390 million) is reduced by approximately ZAR2.45 billion ($260.7 million), anticipated to be completed during Q3 2013.

Notwithstanding continued high levels of finance expenses, the Company managed to reduce its loss attributable to shareholders and loss measured on a per share basis by approximately 60% over the comparative periods, with its basic and diluted loss per share improving year-on-year from $0.05 cps to $0.02 cps.

Revised Restructure Plan

On March 27, 2013, the Company announced that it had entered into a ZAR3.5 billion ($372.3 million) Revised Restructure Plan with Anglo American Platinum, which will have a material positive impact on the Company’s operational and financial outlook going forward.

During Q2 2013 the Company’s shareholders approved the Revised Restructure Plan in an Extraordinary General Meeting of Shareholders held on June 28, 2013.

The implementation of the Revised Restructure Plan remains subject to the fulfilment or, where appropriate, waiver of the following conditions precedent:

  All of the agreements constituting the Revised Restructure Plan becoming unconditional;
  Approval by the Competition Authorities of South Africa;
  Approval by the Exchange Control division of the South African Reserve Bank;
  Approval by the Department of Mineral Resources, South Africa; and
  Approvals by the TSX Venture Exchange, JSE Limited and NYSE-MKT.

The Revised Restructure Plan is anticipated to be completed during Q3 2013.

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013, March 28, 2013, April 5, 2013 and July 2, 2013 as well as the material change reports filed on February 13, 2012, September 27, 2012 and April 8, 2013 all of which are available on SEDAR at www.sedar.com and the Company’s website www.atlatsaresources.co.za.

Migration to TSX

During Q2 2013, the Company received conditional approval from the Toronto Stock Exchange (TSX) to list the Company’s common shares on the TSX at which point the Company’s common shares will de-listed from the TSX Venture Exchange. The listing remains subject to certain conditions. These conditions include, without limitation, final approval from the TSX and the completion of the proposed Revised Restructure Plan.

The Company anticipates that the graduation to the TSX will take place following completion of the Revised Restructure Plan, and will provide an update as to timing as it finalizes these details. Following graduation to the TSX, Atlatsa’s common shares will trade on the TSX under the stock symbol “ATL”.

Accounting Policies and Going Concern

The FY 2012 financial statements are prepared on the basis of accounting policies applicable to a going concern. The Revised Restructure Plan described above was successfully approved by Atlatsa shareholders on June 28, 2013, but remains subject to fulfilment or waiver of certain conditions precedent.

The audit report included in the Company's Annual Report on Form 20-F ("20-F") contained an opinion from its independent registered public accounting firm, KPMG Inc., which included a "going concern" explanatory paragraph. The Company discusses this matter in Note 2 to the annual financial statements for the year ended December 31, 2012, filed on March 28, 2013 on www.sedar.com, the Company’s website and in its 20-F. Shareholders should refer to the Q2 2013 MD&A for a discussion of the Company as a going concern in Note 2 of the annual financial statements for the year ended December 31, 2012, which continue to apply to the Company as of the date of this release.

Note on conference call

Atlatsa will not be holding a conference call or presentation to accompany these results. The Company will resume detailed shareholder communications in due course after completion of its Revised Restructure Plan.

Queries:

On behalf of Atlatsa
Joel Kesler
Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Annerie Britz
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group Revised restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Revised Restructure Plan will be implemented in a timely manner; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group Revised Restructure Plan in a timely manner, if at all;
uncertainties related to the continued implementation of the Bokoni Mine operating plan and open cast mining operations;
uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2012 filed at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and other disclosure documents that are available at www.sedar.com.